UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

3 Orchard Place

London SW1H 0BF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Annual General Meeting Results

On September 11, 2025, Arqit Quantum Inc. (the “Company”) held its 2025 annual general meeting of shareholders (the “AGM”). At the AGM, the holders of 7,483,305 ordinary shares as of the August 8, 2025 record date were represented in person or by proxy, constituting a quorum. Each of the proposals brought before the AGM was approved by the Company’s shareholders. The proposals voted on and the final voting results are set forth below.

The shareholders voted on a proposal to appoint three nominees to serve on the Company Board of Directors until the 2028 AGM or until their respective successors are duly appointed and qualified. The final voting results are set forth below.

	For	Against	Abstain
Stephen Chandler	7,402,283	77,029	3,993
Nicola Barbiero	6,664,761	538,375	280,169

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. The information furnished in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-262215, 333-275960 and 333-284706) and Form F-3 (File Nos. 333-268786, 333-259982 and 333-284343), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ Andrew Leaver
Name:	Andrew Leaver
Title:	Chief Executive Officer

Date: September 11, 2025